Hamilton Lane Alliance Holdings I, Inc.
1 Presidential Blvd., Floor 4

Bala Cynwyd, PA 19004

January 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Todd K. Schiffman
James Lopez

Re:	Hamilton Lane Alliance Holdings I, Inc.
Registration Statement on Form S-1
Registration File No. 333-251419

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hamilton Lane Alliance Holdings I, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 PM, Eastern Time, on January 12, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Paul Tropp or Michael Littenberg, of Ropes & Gray LLP, special counsel to the Company, at (212) 596-9515 or (212) 596-9160, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Andrea Anigati
Andrea Anigati (Kramer)
Chief Executive Officer and Director

[Signature page to Hamilton Lane Alliance Holdings I, Inc. Acceleration Request]